Exhibit 99.1

Virax Biolabs Group Limited Announces Exercise of Preferred Investment Options for $3.3 Million Gross Proceeds

LONDON, July 9, 2026/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX) announced today that it has entered into a definitive agreement for the immediate exercise of certain outstanding preferred investment options to purchase up to an aggregate of 548,000 ordinary shares of the Company, par value $0.025 (the “Ordinary Shares”) originally issued in October 2023 (as amended in December 2025) and in December 2025 having an original exercise price of $10.00 per share, at a reduced exercise price of $6.00 per share. The resale of the Ordinary Shares issuable upon exercise of the warrants are registered pursuant to effective registration statements on Form F-3 (Nos. 333-292241 and 333-275893). The gross proceeds to the Company from the exercise of the preferred investment options are expected to be approximately $3.3 million, prior to deducting placement agent fees and estimated offering expenses.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

In consideration for the immediate exercise of the preferred investment options for cash, the Company will issue new unregistered Series A Ordinary Share Preferred Investment Options (the “Series A Preferred Investment Option”) to purchase up to an aggregate of 548,000 Ordinary Shares and new short-term unregistered Series B Ordinary Share Preferred Investment Options (the “Series B Preferred Investment Option,” together with the Series A Preferred Investment Option, the “New Warrants”) to purchase up to an aggregate of 1,096,000 Ordinary Shares. The New Warrants will have an exercise price of $6.00 per Ordinary Share. The Series A Preferred Investment Option will be exercisable on or after the date of the approval by the shareholders of the Company of the increase in authorized Ordinary Shares of the Company (the “Authorized Share Increase”) and will expire five years following the later of the effective date of the resale registration statement registering the Ordinary Shares issuable upon exercise of the Series A Preferred Investment Option (the “Effective Date”) and the Authorized Share Increase, and the short-term Series B Preferred Investment Option will be exercisable on or after the date of the Authorized Share Increase and will expire eighteen months following the later of the Effective Date and the Authorized Share Increase.

The offering is expected to close on or about July 10, 2026, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering as working capital for general corporate purposes.

The New Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”) and, along with the Ordinary Shares issuable upon their exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the Ordinary Shares issuable upon exercise of the New Warrants.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is a biotechnology company focused on immune response detection and T cell immune profiling. The Company is developing in vitro diagnostic technologies for viral and immune-mediated diseases, with an initial strategic focus on post-acute infection syndromes, including Long COVID, and related areas of chronic immune dysfunction. Its principal programs are ViraxImmune™, an in-development T cell-based immune profiling and diagnostic platform, and ImmuneSelect, a research-use-only portfolio of peptide pools, ELISpot plates and related immune reagents.

For more information, please visit www.viraxbiolabs.com

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: the completion of the offering; satisfaction of the closing conditions; use of proceeds from the offering; and the receipt of shareholder approval of the Authorized Share Increase; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2026. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: VRAX@redchip.com

SOURCE Virax Biolabs